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                                                                    EXHIBIT 99.1

Calabasas, California
May 5, 1998

                  Superior National Signs Definitive Agreement
                    to Acquire Business Insurance Group, Inc.
                      from Foundation Health Systems, Inc.

Superior National Insurance Group, Inc. (Nasdaq: SNTL) ("SNTL" or "Superior National") announced today that it has executed a definitive agreement with Foundation Health Systems, Inc. (NYSE:FHS) ("FHS") of Woodland Hills, California, to acquire FHS' wholly-owned subsidiary, Business Insurance Group, Inc. ("BIG") and BIG's insurance subsidiaries, for total consideration of approximately $285 million in cash. The transaction is subject to SNTL shareholder and regulatory approval, which is expected to occur before November 30, 1998.

In connection with the acquisition, FHS will provide, through the purchase of reinsurance, $175 million of adverse development protection on BIG's loss and loss adjustment expense reserves. SNTL will also enter into a three-year quota share reinsurance agreement with an A+ rated (A.M. Best) reinsurer under which SNTL and BIG will reinsure accounts with premiums in excess of $25,000. The effect of this agreement will be to significantly improve SNTL's and BIG's operating leverage, and to stabilize the consolidated organization's operating results. Superior National has also agreed to enter into long-term contracts with FHS affiliates under which FHS will continue to provide bill review and other claims control services to Superior National and BIG.

The acquisition of BIG by Superior National will create California's largest private-sector workers' compensation insurance company, and one of the nation's largest workers' compensation specialists. BIG is an insurance holding company that, through its four insurance subsidiaries, Business Insurance Company, California Compensation Insurance Company, Combined Benefits Insurance Company, and Commercial Compensation Insurance Company, writes workers' compensation and group health insurance, principally in California, with branch operations throughout the continental United States. For the year ending December 31, 1997, BIG reported direct premiums written of $660 million, and net income of $19.8 million (excluding $79 million, pretax, of prior years' reserve strengthening and restructuring charges). At 12/31/97, BIG's total assets and capitalization were approximately $1.2 billion and $380.8 million, respectively.

SNTL will finance the acquisition of BIG through the issuance of $200 million of common stock and $110 million of senior notes. The amount raised in excess of $285 million will be used to pay transaction costs and for general corporate purposes. Insurance Partners, L.P. and its successor fund (together "IP") have committed to purchase at least $94 million of SNTL common stock, and SNTL will offer $106 million of common stock on a pro-rata basis through


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a rights offering to SNTL's existing common stock, warrant, and option holders, excluding IP and other securities holders related to the Zurich Insurance Company. To the extent that the offering of common stock to the existing common stock, warrant, and option holders is not fully-subscribed, IP has committed to purchase the remaining shares. All of the common stock will be issued at a price of $16.75 per share. In connection with its investment, IP has agreed to certain restrictions protecting minority stock holders.

The $16.75 price and other terms of the prospective rights offering to SNTL's common stock, warrant, and option holders (other than IP and holders related to the Zurich Insurance Company) were set by SNTL's board of directors, in consultation with its financial advisors, and will be materially the same as the terms of the IP transaction, subject to adjustments determined by SNTL's board of directors to be reasonable and appropriate. This announcement does not constitute an offer of any securities. Any offering of securities will be made only by means of a prospectus. Shareholders are cautioned, however, that the mere decision to undertake a transaction does not change the contingencies that apply to these prospective transactions, or the likelihood that an offering will, in fact, occur. Registration statements will be filed with the Securities and Exchange Commission relating to the rights offering and the senior notes, and none of these securities may be sold before the registration statements are declared effective.

William L. Gentz, SNTL President and Chief Executive Officer, stated, "The acquisition of Business Insurance Group's workers' compensation and group health insurance operations provides the opportunity for Superior National to realize immediate strategic and financial benefits. The consolidation of the first and ninth largest companies in the California workers' compensation market establishes Superior National as a major force in the California workers' compensation system, and provides Superior National with nationwide distribution channels. We look forward to working with BIG's employees, producers, and policyholders towards the goal of providing unsurpassed service to our customers."

Robert A. Spass, Managing Partner of Insurance Partners stated, "Insurance Partners is pleased to increase its investment in Superior National's leading franchise in the California workers' compensation market. We have great confidence in Superior's management team and business plan, which will transform Superior's profitable niche in the workers' compensation market into a market leader with a national presence. The combination of Superior National and BIG is a timely and logical consolidation in the California's workers' compensation insurance market."

Superior National Insurance Group, Inc. is the parent company of Superior National Insurance Company, and Superior Pacific Casualty Company, speciality workers' compensation insurers operating in California through branch offices located in Sacramento, Pleasanton, Fresno, Calabasas, Irvine, and San Diego, and in Phoenix, Arizona. Superior National reported net (loss) income of ($5,141,000) and $1,963,000, and basic (loss) earnings per share of ($0.98) and $0.57, for the years ended December 31, 1997 and 1996, respectively. Net income before


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preferred securities dividends and accretion, and extraordinary items, was
$10,824,000 and $3,630,000, and basic earnings per share was $2.06 and $1.05, for the years ended December 31, 1997 and 1996 respectively.

Insurance Partners, L.P. is an investment partnership formed in 1994 to make equity investments in the insurance, healthcare, and insurance services industries, and has total committed capital of $540 million. Major partners include Centre Reinsurance, Keystone, Inc. (formerly the Robert M. Bass Group, Inc.), and Chase Manhattan Bank. Since its formation, Insurance Partners has invested, or committed to invest, in excess of $500 million in insurance, healthcare, and insurance services transactions.

This announcement contains certain forward-looking statements regarding marketing, distribution, efficiencies, and economies of scale that SNTL management believes may be achieved through the acquisition of BIG. Realization of management's beliefs and projections will depend on a number of factors, including management's successful execution of its business plan for integrating the operations of the two companies, insurance market reception to the combination of the two companies, and other factors that may be beyond Superior National's control.


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